

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

<u>Via E-mail</u>
Charles W. Shivery
Chief Executive Officer
Northeast Utilities
One Federal Street, Building 111-4
Springfield, MA 01105

> **Re: Northeast Utilities,**
> **The Connecticut Light and Power Company,**
> **Public Service Company of New Hampshire and**
> **Western Massachusetts Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File Nos. 001-05324, 000-00404, 001-06392 and 000-07624**

Dear Mr. Shivery:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Andrew D. Mew

                                        Andrew D. Mew
                                        Accounting Branch Chief

cc: Gregory Butler, General Counsel